Vf 2-28-02



02005792

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 14145

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2002 352

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NN Fin-Plan Investments, Inc. FN UNIVEST INVESTMENTS INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 North Main Street
(No. and Street)

Souderton,	PA	18964
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Paich (215) 721-8349
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

Two Commerce Square 2001 Market Street	Philadelphia	PA	19103-7096
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02
S.S

OATH OR AFFIRMATION

I, Kenneth D. Hochstetler, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fin-Plan Investments, Inc., as of

December 31, 2001, ~~19~~_____, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Ken D Hochstetler
Signature

President
Title

Edward L. Hirsch
Notary Public

Notarial Seal
Edward L. Hirsch, Notary Public
Souderton Boro, Montgomery County
My Commission Expires May 10, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
FEB 2 5 2002
352
SECTION

Fin-Plan Investments, Inc.

Financial Statements and Other Supplementary Information

Year ended December 31, 2001 with Report of Independent Auditors

0111-0248955-PH

Fin-Plan Investments, Inc.

Financial Statements
and Other Supplementary Information

Year ended December 31, 2001

Contents



■ **Ernst & Young LLP**
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

The Board of Directors
Univest Investments, Inc.

We have audited the accompanying statement of financial condition of Fin-Plan Investments, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fin-Plan Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 15, 2002

Fin-Plan Investments, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 419,427
Investments in mutual funds, at market value	181,353
Investment securities, at market value	18,900
Commissions receivable	118,700
Intangible assets, at cost, net of accumulated amortization of $142,823	614,147
Other assets	32,902
Total assets	$ 1,385,429
Liabilities	
Accrued wages payable	$ 205,534
Other accrued expenses	178,349
Total liabilities	383,883
Stockholder's equity	
Common stock, $1 par value, authorized 20,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	1,329,653
Accumulated deficit	(329,107)
Total stockholder's equity	1,001,546
Total liabilities and stockholder's equity	$ 1,385,429

See accompanying notes.

Fin-Plan Investments, Inc.

Statement of Income

Year ended December 31, 2001

Revenue:	
Commission income	$ 1,640,465
Interest income	5,077
Dividend income	8,231
Unrealized loss on investment securities	(14,832)
Loss on disposal of fixed assets	(34,149)
Other income	2,259
Total revenue	1,607,051
Expenses:	
Commissions	970,612
Salaries and benefits	396,972
Occupancy	39,996
Goodwill amortization	51,179
Other	262,124
Total expenses	1,720,883
Loss before income tax benefit	(113,832)
Income tax benefit	21,929
Net loss	$ (91,903)

See accompanying notes.

Fin-Plan Investments, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2000	$ 1,000	$ 1,129,653	$ (237,204)	$ 893,449
Capital contribution from Parent	–	200,000	–	200,000
Net loss	–	–	(91,903)	(91,903)
Balance at December 31, 2001	$ 1,000	$ 1,329,653	$ (329,107)	$ 1,001,546

See accompanying notes.

Fin-Plan Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (91,903)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	58,102
Loss on disposal of fixed assets	34,149
Unrealized loss on securities	14,832
Purchase of securities	(5,510)
(Increase) decrease in:	
Commissions receivable	(2,700)
Other assets	76,528
Increase (decrease) in:	
Accrued wages payable	111,615
Other accrued expenses	(189,447)
Net cash provided by operating activities	5,666
Cash flows from investing activities	
Capital expenditures	(1,108)
Net cash used in investing activities	(1,103)
Cash flows from financing activities	
Proceeds of capital contribution from Parent	200,000
Net cash provided by financing activities	200,000
Net increase in cash	204,558
Cash—December 31, 2000	214,869
Cash—December 31, 2001	$ 419,427
Supplemental schedule of cash flow information	
Cash paid during the year for income taxes	$ 101,816

See accompanying notes.

Fin-Plan Investments, Inc.

Notes to Financial Statements

December 31, 2001

1. Business Activity

Fin-Plan Investments, Inc. (the Company), a wholly owned subsidiary of Univest Financial Services Corporation (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in Eastern Pennsylvania.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results may differ from estimated amounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, investments, and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's marketable securities are held with a clearing broker who insures 100% of each account through a commercial insurer. The Company's receivables represent commissions from completed securities trades.

Securities Transactions

Securities and commodities transactions of the Company are recorded on a trade-date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Customers' securities and commodities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions (continued)

Marketable securities are valued at fair value. The fair value is based on quoted market prices. The resulting difference between cost and market is included in income.

Furniture and Equipment

All furniture and equipment are valued at cost. Depreciation is provided on straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense was $6,923 for 2001. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income. Loss on the disposal of fixed assets was $34,149 for 2001.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis. The Company files its own state tax returns. In accordance with the Parent's Intercorporation Tax Sharing Agreement, the Company is reimbursed by the Parent for all tax benefits generated by the Company that can be used by the Parent. The Parent reimbursed the Company $92,726 during 2001.

Intangible Assets

The acquisition of Fin-Plan Investments, Inc. was accounted for under the purchase method of accounting. The purchase price of $800,000 was pushed down to the Company. The excess of the purchase price over the fair value of the assets and liabilities ($756,970) was classified as goodwill and is being amortized over 15 years using the straight-line method.

Fin-Plan Investments, Inc.

Notes to Financial Statements (continued)

3. Income Taxes

The components of income tax benefit consist of the following:

Current:	
Federal and state tax benefit	$ 21,929
Deferred	–
Total income tax benefit	$ 21,929

4. Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services and do not charge Fin-Plan for such services.

5. Employee Benefits

Substantially all employees are covered by a noncontributory retirement plan of the Parent. The plan provides benefits based on a formula of each participant's final average pay. All employees are covered by the 401(k) deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company makes matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $8,103 for 2001.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $313,396, which was $263,396 in excess of its required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1.

7. Pending Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets.* Statement 142 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in pre-tax income of $51,000 in 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

8. Subsequent Event

Effective January 1, 2002, Fin-Plan Consultants, Inc., a wholly owned subsidiary of Univest Financial Services Corporation was merged into Fin-Plan Investments, Inc., the surviving corporation. In addition, as part of the merger, the name Fin-Plan Investments, Inc. was changed to Univest Investments, Inc.

Supplementary Information

Fin-Plan Investments, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Total stockholder's equity		$ 1,001,546
Deduct nonallowable assets		
Property and equipment	$ 386	
Intangible assets	614,147	
Other assets	46,414	
Total nonallowable assets		660,947
Net capital before haircuts on security positions		340,599
Haircuts on security positions		27,203
Net capital		313,396
Computation of basic net capital requirement		
Minimum net capital required		50,000
Excess net capital		$ 263,396
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 275,008
Aggregate indebtedness		$ 383,883
Ratio of aggregate indebtedness to net capital		1.22 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

Fin-Plan Investments, Inc.

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



■ Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors on Internal Accounting Control

The Board of Directors
Univest Financial Services Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Fin-Plan Investments, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispositions, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 15, 2002